UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  333-131938

333-145838-02

333-145838-01

333-179498

TAM S.A.
(Exact name of registrant as specified in its charter)
TAM Capital Inc. TAM Linhas Aéreas S.A.
(Additional registrants) Av. Jurandir, 856, Lote 4, 1° andar 04072-000, São Paulo, SP Federative Republic of Brazil (55) 11-5582-9715
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Preferred Shares, without par value(1)

American Depositary Shares (as evidenced by American Depositary Receipts),

each representing one Preferred Share(1)

7.375% Senior Guaranteed Notes Due 2017(2)

American Depositary Shares (as evidenced by American Depositary Receipts),

each representing one Common Share, without par value(3)

(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(l)
Rule 12g-4(a)(2)
Rule 12h-3(b)(1)(i)
Rule 12h-3(b)(1)(ii)
Rule 15d-6

Approximate number of holders of record as of the certification or notice date:

Class of securities	Holders of record
Preferred Shares, without par value	1
American Depositary Shares (as evidenced by American Depositary Receipts), each representing one Preferred Share	1
7.375% Senior Guaranteed Notes Due 2017	28
American Depositary Shares (as evidenced by American Depositary Receipts), each representing one Common Share, without par value	0

(1) TAM S.A. is the registrant with respect to the Preferred Shares and the American Depositary Shares (as evidenced by American Depositary Receipts), each representing one Preferred Share.

(2) TAM Capital Inc. is the issuer in respect of the 7.375% Senior Guaranteed Notes Due 2017, which are unconditionally guaranteed by TAM S.A. and TAM Linhas Aéreas S.A.

(3) TAM S.A. is the registrant with respect to the American Depositary Shares (as evidenced by American Depositary Receipts), each representing one Common Share.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, each of the registrants has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

TAM S.A.

By:   /s/ Claudia Sender Ramirez

        Name:  Claudia Sender Ramirez

        Title:   Officer

By:   /s/ Marco Antonio Bologna

        Name:  Marco Antonio Bologna

        Title:   Chief Executive Officer

Date:  August 27, 2012

TAM LINHAS AÉREAS S.A.

By:   /s/ Claudia Sender Ramirez

        Name:  Claudia Sender Ramirez

        Title:  Officer

By:   /s/ Marco Antonio Bologna

        Name:  Marco Antonio Bologna

        Title:   Chief Executive Officer

Date:  August 27, 2012

TAM CAPITAL INC.

By:   /s/ José Zaidan Maluf

        Name:  José Zaidan Maluf

        Title:    Executive Vice President

By:   /s/ Euzébio Angelotti Neto

        Name:  Euzébio Angelotti Neto

        Title:   Officer

Date:  August 27,  2012